VIA EDGAR

December 1st, 2023

Lauren Pierce, Staff Attorney

Office of Information Technologies and Services

Securities and Exchange Commission

100 F Street, N.E., Mailstop 4631

Washington, D.C. 20549

RE:    Re: DOC.COM INC.

Offering Statement on Form 1-A

Filed November 27, 2023

File No. 024-12337

Dear Ms. Pierce,

On behalf of Doc.com Inc., (the “Company”) we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Pre-qualification Amendment No. 3 (“Amendment No. 3”) to the above-referenced Form 1-A. The Form 1-A has been revised in response to the comments of the staff of the Commission (the “Staff”) and to reflect certain other changes. For the convenience of the Staff, we are providing a copy of this letter and Amendment No. 3 via EDGAR to reflect changes to the Form 1-A filed on November 27, 2023.

In addition, we are providing the following responses to your comment letter, dated December 1st, 2023, regarding Form 1-A. To assist your review, we have retyped the text of the Staff’s comments in bold and italics as well as our responses below. The responses and information described below are based upon information provided to us by the Company.

Form 1-A filed November 27, 2023

Business, page 17

1. We note your response to prior comment 1 and that you "connect healthcare professionals to patients and don’t have a contract directly with healthcare professionals as a payer."

However, we also note your disclosure indicating you intend to bill insurance companies,

sell over-the-counter products, and appear to anticipate an active role in the doctor-patient communications. Please revise to clarify the level of involvement the company will have between patients and doctors, psychologists, and veterinarians, and to more clearly discuss the services that will be provided.

Response:

We have revised, Business, page 17 and throughout.

Please do not hesitate to call me at (949) 529-2500 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Regards

Adamson Brothers

Andy Altahawi